FILED BY ODNB FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: NATIONAL CAPITAL BANCORP, INC.

ODNB Financial Corporation and National Capital Bancorp, Inc.

Old Dominion National Bank and The National Capital Bank of Washington

Frequently Asked Questions (FAQ) for Old Dominion National Bank Employees

June 15, 2026

FOR EMPLOYEE INFORMATION ONLY

NOTE: This document is intended to answer some of the questions you may have regarding the merger of Old Dominion National Bank and The National Capital Bank of Washington (“National Capital Bank”). These FAQs are for current employees only and may change and be updated as planning progresses. As you might appreciate, we will not have answers to all your questions at this early stage, but we will keep you informed about any new developments.

THIS DOCUMENT IS FOR CURRENT EMPLOYEES OF OLD DOMINION NATIONAL BANK. THIS SHOULD NOT BE SHARED WITH ANYONE OTHER THAN BANK EMPLOYEES.

1.	What was announced?

On June 15, 2026, we announced that we entered into a definitive agreement and plan of merger with National Capital Bancorp, Inc. (“NCB”) pursuant to which NCB will merge into Old Dominion Financial Corporation (“ODNB”), and Old Dominion National Bank will merge into National Capital Bank. The announcement is the culmination of months of conversations between leaders from both organizations, along with considerable due diligence. The teams at both organizations have worked diligently to learn about each other’s companies and collaborate on the details of the merger. While we have made significant progress, this is still an early step in the process, and much more will need to be done to combine our companies.

2.	What will be the names of the combined company and bank?

This strategic combination is designed to be a true merger of complementary companies. The name of the combined holding company will be National Capital Bancorp, Inc., and the combined holding company expects its common stock to be listed on Nasdaq or the New York Stock Exchange and to trade under the ticker symbol “NACB.” The wholly owned subsidiary bank will be National Capital Bank, remaining Washington’s Oldest Bank.

3.	How will my employment be affected by the merger?

The focus of this merger is on growth and expanding our geographic coverage, not cost-cutting. Both institutions value their employees. As we move closer to full integration, we do anticipate some level of workforce reductions. Decisions about the combined company, including staffing decisions, will be made as we work through the integration process. ODNB and NCB will communicate information as soon as possible to all affected employees. Until legal closing, business as usual is expected for all employees.

4.	Why is National Capital Bank merging with Old Dominion National Bank?

We believe the combination of our highly complementary companies provides significant benefits for our employees, customers, and shareholders. This combination will result in a leading community bank headquartered in Washington, D.C. MSA, with additional branches, operations, and lending capacity. We will be even stronger and will have additional scale and resources to drive future growth and better serve our clients.

5.	When will the merger be completed?

The timing of the regulatory approval process can be difficult to predict; however, we expect that the merger will close in the fourth quarter of 2026. The completion of the merger is subject to satisfying customary closing conditions, including receipt of required regulatory approvals and the requisite approval of the shareholders of each of ODNB and NCB. The legal closing and integration of customer accounts, services, and branches will occur separately.

6.	What happens between now and closing?

ODNB and NCB will operate as separate companies until closing. A joint integration team is currently being organized, and we will keep you updated as developments unfold.

7.	How should I communicate with customers and clients during this time?

At the current time, the only information we can provide to people outside Old Dominion National Bank is what is stated in the press release, investor presentation, and summarized in these FAQs. ODNB’s management will keep you informed as more information becomes available. During this period of transition, it will be business as usual, so continue to respond to clients with the high-quality service they have come to expect and reinforce that this merger is intended to allow us to better serve our clients. Your manager will assist you with any questions or concerns you might have in meeting customer needs.

8.	What should I do if the media contacts me?

During this time, it is important that we speak with one voice. All media inquiries should be directed to our Chairman of the Board and Chief Executive Officer, Mark Merrill.

9.	Will there be any branch closings?

One of the benefits of a merger between ODNB and NCB is that our branches are complementary and do not overlap, so all Old Dominion National Bank and National Capital Bank branches will remain open as of the closing date of the merger. National Capital Bank has two branches in Washington, D.C., one branch in Bethesda, Maryland, and one branch in Arlington, Virginia.

10.	What should I tell my clients?

Reassure clients that this combination brings together two highly complementary companies and is intended to enhance the service and support we provide to our valued customers. By combining with another well-respected bank with a rich history in our region, we will have a broader branch network, expanded operations and increased lending capacity, and greater resources to serve our growing customer base. We are excited about the opportunities this creates for our clients and employees, including additional opportunities for professional growth as part of a stronger, relationship-based community bank.

11.	How are things going to change?

As mentioned, it will be business as usual until closing. After closing, we anticipate positive changes associated with a larger asset base, broader branch network, and expanded resources to serve our customers. Importantly, both ODNB and NCB use the same core operating system, which should help minimize customer impact related to account integration and preserve familiarity with day-to-day operations.

12.	Tell me more about NCB and National Capital.

NCB is the holding company for National Capital Bank, which was founded in 1889 and is Washington’s Oldest Bank. NCB is headquartered on Capitol Hill, with offices in the Friendship Heights community in Northwest Washington, D.C.; the Courthouse/Clarendon community in Arlington, Virginia; and the Fox Hill senior living community in Bethesda, Maryland. National Capital Bank also operates residential mortgage and commercial lending offices and a wealth management services division. National Capital Bank’s product and service offerings include personal and business deposit accounts, robust online and mobile banking services, and sophisticated treasury management solutions, all delivered with top-rated personal service.

13.	Who will run the combined company?

Mark Merrill, current Chairman and Chief Executive Officer of ODNB, will serve as Chief Executive Officer of the combined holding company and bank, and will also serve as President of the combined bank. Jack Infield, current President of ODNB, will serve as President of the combined holding company. Richard B. “Randy” Anderson, current Chairman and Chief Executive Officer of NCB, will serve as non-executive Chairman of the Board. The combined company’s board of directors will consist of seventeen directors, including ten directors from ODNB and seven directors from NCB or National Capital Bank. We do not anticipate significant changes among executive management. Both organizations have experienced and talented executive management teams, and we expect most, if not all, will have roles with the combined company. As these decisions are made over the coming months, we will keep employees informed.

14.	Who can I talk to if I have more questions?

We intend to provide opportunities for employees to ask questions and receive updates as integration planning progresses, including through meetings that may be held virtually or in other appropriate formats. We also expect to establish a process soon for employees to submit questions. In the meantime, please speak directly with your executive leader regarding any questions you may have. As the joint integration teams are organized and more information becomes available, we will continue to communicate openly and honestly with the team.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, but instead represent only the beliefs, expectations, or opinions of ODNB and NCB and their respective management teams regarding future events, many of which, by their nature, are inherently uncertain and beyond the control of ODNB and NCB. Forward-looking statements may be identified by the use of such words as: “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional terms, such as “will,” “would,” “should,” “could,” “may,” “likely,” “probably,” or “possibly.” These statements may address issues that involve significant risks, uncertainties, estimates, and assumptions made by management, including statements about (i) the benefits of the proposed transaction, including future financial and operating results, costs savings, enhancement to revenue and accretion to reported earnings that may be realized from the proposed transaction; (ii) the expected timing of completion of the proposed transaction; and (iii) ODNB’s and NCB’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts. In addition, these forward-looking statements are subject to various risks, uncertainties, estimates, and assumptions with respect to future business strategies and decisions that are subject to change and difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Although ODNB’s and NCB’s respective management teams believe that estimates and assumptions on which forward-looking statements are based are reasonable, such estimates and assumptions are inherently uncertain. As a result, actual results may differ materially from the anticipated results discussed in these forward-looking statements as a result of a variety of factors, many of which are beyond the control of ODNB and NCB.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of NCB may not be successfully integrated into ODNB or the business of Old Dominion National Bank may not be successfully integrated into National Capital Bank, or such integration may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the proposed transaction, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (5) the outcome of any legal proceedings that may be instituted against ODNB or NCB; (6) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between ODNB and NCB; (7) reputational risk and potential adverse reactions of ODNB’s or NCB’s customers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction; (8) the dilution caused by ODNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; (9) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; (10) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; (11) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which ODNB and NCB are engaged; (12) competitive pressures in the banking industry that may increase significantly; (13) changes in the interest rate environment that may reduce margins and/or the volumes and values of loans made or held as well as the value of other financial assets held; (14) an unforeseen outflow of cash or deposits or an inability to access the capital markets, which could jeopardize ODNB’s or NCB’s overall liquidity or capitalization; (15) changes in the creditworthiness of customers and the possible impairment of the collectability of loans; (16) insufficiency of ODNB’s or NCB’s allowance for credit losses due to market conditions, inflation, changing interest rates or other factors; (17) adverse developments in the financial industry generally, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior; (18) general economic conditions, either nationally or regionally, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services; (19) unusual and infrequently occurring events, such as weather-related or natural disasters, geopolitical conflicts, acts of war or terrorism, or public health events; (20) cybersecurity threats or attacks, whether directed at ODNB or NCB or at vendors or other third parties with which ODNB or NCB interact; (21) the implementation of new technologies, and the ability to develop and maintain reliable electronic systems; (22) changes in business conditions; (23) changes in the securities market; and (24) changes in the local economics with regard to ODNB’s and NCB’s respective market areas.

These factors are not necessarily all of the factors that could cause ODNB’s, NCB’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm ODNB’s, NCB’s or the combined company’s results. Additional factors that could cause results to differ materially from those described above may be found in the Registration Statement on Form S-4 that ODNB will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on ODNB, NCB or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. ODNB and NCB urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by ODNB and NCB. Forward-looking statements speak only as of the date they are made and ODNB and/or NCB undertake no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ODNB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of ODNB common stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement of ODNB and NCB, which also constitutes a prospectus of ODNB (the “Joint Proxy Statement/Prospectus”) that will be sent to shareholders of ODNB and shareholders of NCB seeking certain approvals related to the proposed transaction. Each of ODNB and NCB may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF ODNB AND NCB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS, FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODNB, NCB AND THE PROPOSED TRANSACTION. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as well as other filings containing information about ODNB and NCB, may be obtained after their filing at the SEC’s website (http://www.sec.gov). In addition, free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, also may be obtained by directing a request by email or mail to ODNB at shareholders@odnbank.com or 8607 Westwood Center Drive, Suite 400, Tysons Corner, VA 22182, Attention: Investor Relations. These documents also may be obtained by directing a request to NACB at 316 Pennsylvania Avenue, SE, Suite 402, Washington, DC 20003, by telephone at 202-851-4483, or by accessing NACB’s website at https://www.nationalcapitalbank.bank under “About Us - Investor Relations”. The information on ODNB’s and NCB’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of ODNB or NCB or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ODNB, NCB and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of ODNB and shareholders of NCB in connection with the proposed transaction. Information about the interests of the directors and executive officers of ODNB and NCB and other persons who may be deemed to be participants in the solicitation of shareholders of ODNB and shareholders of NCB in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Free copies of this document, when available, may be obtained as described in the preceding paragraph.